 EXHIBIT 15

ACCOUNTANT’S ACKNOWLEDGEMENT

To the Board of Directors and Shareholders
of Mediware Information Systems, Inc.:

We are aware that Mediware Information Systems, Inc. has incorporated by reference in Registration Statement Nos. 333-07591, No. 333-83016, No. 333-119503, No. 333-123496 and No. 333-130576 its Form 10-Q for the quarter ended December 31, 2008, which includes our report dated January 27, 2009 covering the unaudited interim financial information contained therein. Pursuant to Rule 436(c) under of the Securities Act of 1933 (the “Act”), that report is not considered a part of the registration statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Section 7 and 11 of the Act. It should be noted that we have not performed any procedures subsequent to January 27, 2009.

Eisner LLP
New York, New York
January 27, 2009